Exhibit 99.4

Covidien Announces Definitive Agreement to Acquire Given Imaging

●	Advances Covidien strategy to more comprehensively address key specialties and procedures globally
●	Adds Given Imaging’s broad suite of minimally invasive gastrointestinal diagnostic and monitoring solutions
●	Accelerates development of world-class gastrointestinal portfolio focused on serving patient from diagnosis to treatment
●	Accretive to earnings per share beginning in fiscal 2015

DUBLIN, Ireland and YOQNEAM, Israel– December 8, 2013 – Covidien plc (NYSE: COV) and Given Imaging Ltd. (Nasdaq: GIVN) today announced a definitive agreement under which Covidien will acquire all of the outstanding shares of Given Imaging for $30.00 per share in cash, for a total of approximately $860 million, net of cash and investments acquired.  This transaction provides Covidien additional scale and scope to serve the multibillion dollar global gastrointestinal (GI) market and supports the Company’s strategy to comprehensively address key global specialties and procedures.

Given Imaging provides one of the broadest technology platforms for visualizing, diagnosing and monitoring the digestive system, including its flagship PillCam®, an innovative swallowed capsule endoscope.

“We believe GI is one of the most attractive specialty procedure areas.  Acquiring Given will enable Covidien to significantly expand its presence in a $3 billion GI market,” said Bryan Hanson, Group President, Medical Devices & U.S., Covidien.  “Adding Given’s portfolio of diagnostics to our portfolio accelerates Covidien’s strategy of providing physicians with products that support the patient along the care continuum from diagnosis to treatment.  It also confirms our leadership in developing less-invasive screening, diagnosis and treatment solutions that can improve patient outcomes and lower healthcare costs.”

“Given Imaging revolutionized GI diagnostics over 12 years ago with the launch of PillCam and created an entirely new diagnostic category -- capsule endoscopy. The combination of Covidien’s established global presence and Given Imaging’s innovative capabilities has the potential to transform this market,” said Homi Shamir, President and CEO, Given Imaging Ltd.  “After thoroughly evaluating our strategic options we determined that this transaction is in the best interests of Given Imaging, its shareholders and employees and provides unique benefits to patients globally.”

Given Imaging is dedicated to developing innovative diagnostic and monitoring technologies for the digestive system.  The company’s broad portfolio includes the PillCam, a minimally-invasive, non-sedation, swallowed optical endoscopy technology for the small bowel, esophagus and colon.  In total, Given Imaging has seven product lines across 21 GI disease states.  The company also offers industry-leading GI functional diagnostic solutions including ManoScan® high resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z monitoring and SmartPill® motility monitoring systems.

The transaction is subject to customary closing conditions, including Given Imaging shareholder approval and the receipt of certain regulatory approvals, and is expected to be completed by March 31, 2014. The Boards of Directors of both companies have approved the transaction, and the Boards of Directors of DIC, Elron and Rdc, owners of 44 percent of Given’s outstanding shares, have approved voting in favor of the transaction. DIC has also entered into a customary voting agreement with Covidien.

Financial Highlights

Covidien intends to finance the transaction through cash on hand and will report Given Imaging within the Medical Devices business segment.  Upon closing of the transaction, Covidien expects Given Imaging will add between $40 and $50 million per quarter in incremental revenue to the Medical Devices segment.

On a reported U.S. GAAP basis, the transaction is expected to be dilutive to both operating margin and earnings per share (EPS) in fiscal 2014. On an adjusted basis, excluding one-time items and transaction costs, management expects the transaction to be neutral to both operating margin and EPS in fiscal 2014.  The transaction is expected to be accretive to operating margin and EPS both on a U.S. GAAP and on an adjusted basis in fiscal 2015 and beyond.  From a “cash earnings” standpoint, which excludes the impact of amortization, the transaction is expected to be accretive immediately after it closes.

Covidien management is not changing any of its guidance as a result of this transaction.

Supporting materials are now available on the Investor Relations section of Covidien’s website: http://investor.covidien.com

About Covidien

Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries. Please visit www.covidien.com to learn more about our business.

About Given Imaging

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan® high resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z monitoring, and SmartPill® motility monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging’s headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information about Given Imaging, please visit givenimaging.com.
Contacts

Peter Lucht	Coleman Lannum, CFA
Vice President, External Communications	Vice President, Investor Relations
Covidien	Covidien
508-452-4168	508-452-4343
peter.lucht@covidien.com	cole.lannum@covidien.com

Marguerite Copel	Todd Carpenter
Vice President, Communications	Senior Director, Investor Relations
Covidien	Covidien
203-821-4720	508-452-4363
marguerite.copel@covidien.com	todd.carpenter@covidien.com

or

Given Imaging	Given Imaging Israel Investor Contact
David Carey	Nava Ladin
Lazar Partners	Gelbart Kahana Investor Relations
212-867-1768 o	+972-3-6074717
646-239-6231 c	nava@gk-biz.com
dcarey@lazarpartners.com

COVIDIEN FORWARD-LOOKING STATEMENTS

Any statements contained in this communication that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein are based on our management’s current beliefs and expectations, but are subject to a number of risks, uncertainties and changes in circumstances, which may cause actual results or Covidien actions to differ materially from what is expressed or implied by these statements. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, the possibility that the transaction may not close on schedule or at all; the  risk of competing offers; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the ability to successfully integrate Given’s operations with Covidien’s and the time and resources required to do so; the uncertainties inherent in commercial, research and development activities; competitive developments and other risks and uncertainties described in more detail in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and   Covidien’s subsequent filings with the SEC. We disclaim any obligation to update these forward-looking statements other than as required by law.

GIVEN IMAGING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction with Covidien and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about Given Imaging’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Given Imaging may be unable to obtain shareholder approval as required for the proposed transaction; (2) Given Imaging may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) Given Imaging’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) Given Imaging may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction;(10) impact of the transaction on relationships with customers, distributors and suppliers and (11) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all.

Factors that may affect the future events, results, performance, circumstances or achievements of Given Imaging also include, but are not limited to, the following:  (1) Given Imaging’s ability to develop and bring to market new products, (2) Given Imaging’s ability to successfully complete any necessary or required clinical studies with its products, (3) Given Imaging’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (4) Given Imaging’s success in implementing its sales, marketing and manufacturing plans, (5) the level of adoption of Given Imaging’s products by medical practitioners, (6) the emergence of other products that may make Given Imaging’s products obsolete, (7) lack of an appropriate bowel preparation materials to be used with Given Imaging’s PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of  competition by other companies, (11) the outcome of significant litigation, (12) Given Imaging’s ability to obtain reimbursement for its product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) Given Imaging’s ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to Given Imaging’s products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require Given Imaging to recall products and impact its sales and net income, and (19) other risks and factors disclosed in Given Imaging’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in Given Imaging’s Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, Given Imaging undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

ADDITIONAL INFORMATION

In connection with the proposed transaction, Given Imaging intends to mail a proxy statement to its shareholders and furnish a copy of the proxy statement with the SEC on Form 6-K. Shareholders of Given Imaging are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about Given Imaging, Covidien, the proposed transaction and related matters. Shareholders are urged to carefully read the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The proxy statement (when available) may be obtained for free at the SEC’s website at www.sec.gov. In addition, the proxy statement will be available, without charge, at Given Imaging’s website at www.givenimaging.com.

This press release is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of Given Imaging. Given Imaging, its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Given Imaging in connection with the proposed transaction. Information about those executive officers and directors of Given Imaging and their ownership of Given Imaging shares is set forth in Given Imaging’s proxy statement for its special meeting of shareholders scheduled for December 31, 2013, which was furnished to the SEC on Form 6-K on November 29, 2013. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement that Given Imaging intends to furnish to the SEC on Form 6-K.